UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 814-01345

BLUE OWL CAPITAL CORPORATION III*
(Exact name of registrant as specified in its charter)

Address: 399 Park Avenue, New York, NY 10022 Telephone number: (212) 419-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*	Pursuant to the Agreement and Plan of Merger dated August 7, 2024, by and among Blue Owl Capital Corporation III (the “Company”), Blue Owl Capital Corporation (“OBDC”), Cardinal Merger Sub Inc., a wholly-owned direct Consolidated Subsidiary of OBDC (“Merger Sub”), and for certain limited purposes, Blue Owl Credit Advisors LLC (“OBDC Adviser”) and Blue Owl Diversified Credit Advisors (“OBDE Adviser”), the Merger Sub merged with and into the Company, the Company merged with and into OBDC, with OBDC as the surviving company, at which time the separate corporate existence of the Company ended. Pursuant to the requirements of the Securities Exchange Act of 1934, OBDC, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Blue Owl Capital Corporation, as successor by merger to Blue Owl Capital Corporation III

Date: January 13, 2025	By:	/s/ Jonathan Lamm
Name: Jonathan Lamm
Title: Chief Financial Officer